James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, VA 23219

August 7, 2008

VIA EDGAR and FAX (202) 772-9369

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	James River Coal Company Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 6, 2008 Form 10-K/A1 for Fiscal Year Ended December 31, 2007 Filed April 29, 2008 File No. 000-51129

Dear Mr. Schwall:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated July 31, 2008 from the Staff, concerning the above-referenced filings.

We provide below responses to the Staff’s comments.  These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter is being submitted via EDGAR and fax to the Staff.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company.

General

1.
As applicable, please make any parallel changes to disclosure in the Form 10-Q for the period ended March 31, 2008.  Note that all comments, as they relate to the Form 10-Q, require the amendment of the Form 10-Q.

Response: We respectfully submit that the nature of the proposed additional and revised disclosure that we have included in the Form 10-Q for the period ended June 30, 2008 and that we will include in future filings in response to the Staff’s comments is not sufficiently material to require an amendment to any of our previously filed reports, and therefore propose to address your comments in the manner indicated below only in the Form 10-Q for the period ended June 30,2008, filed on August 6, 2008, and future filings.

Securities and Exchange Commission
August 7, 2008

Available Information, page 1

2.	Please revise your disclosure in future filings to reference the correct SEC address as 100 F Street, NE, Washington, D.C., 20549.

Response:  We acknowledge your comment and, in future filings, we will reflect the correct address.

Business, page 2

Worker’s Compensation, page 12

3.
We note the statement, “These obligations are unfunded.”  In future filings, please expand your disclosure to explain what you mean by the obligations being unfunded and discuss the impact, if any, on your financial condition.

Response:  We believe that our current filing contains adequate disclosure with respect to the unfunded nature of the workers’ compensation liabilities. On page 12 of the Form 10-K, we discuss the unfunded nature of this obligation and the related expense for 2007 and 2006. In addition, we discuss the risks associated with the unfunded workers’ compensation liability on page 26 under the risk factor.  Specifically we state,  “We have significant unfunded obligations for long-term employee benefits for which we accrue based upon assumptions, which, if incorrect, could result in us being required to expend greater amounts than anticipated”.  Additionally, we have provided the anticipated quantitative impact on our financial condition for the next five years of our unfunded workers compensation liabilities together with our other material unfunded liabilities, in the chart at the end of “Contractual Obligations” on page 49.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 38

Cost of Coal Sold, page 42

4.
We note that part of the increase in the Cost of Coal Sold for 2007 was attributed to an increase in costs at your preparation and load out facilities due to a decrease in tons processed by those facilities due to the impact on production of continuing regulatory facilities scrutiny that began in 2006.  Please briefly discuss the nature of the regulatory scrutiny or provide a cross-reference to a section of the filing where you provide a relevant discussion.

Securities and Exchange Commission
August 7, 2008

Response:  We currently disclose in “Item 1 – Business – Government Regulation” and “Part I – Item 1A – Risk Factors – Underground mining is subject to increased regulation, and may require us to incur additional costs” in Form the 10-K, that the Company is subject to increased regulation and may incur additional costs. In both instances, the nature of the regulatory scrutiny is described.  In future filings, we will make a cross reference to these sections in the Cost of Coal Sold discussion. In the Form 10-Q for the period ending June 30, 2008, we have added a cross reference on page 22 to “Part II – Item 1A – Risk Factors – Underground mining is subject to increased regulation, and may require us to incur additional costs.”

Liquidity and Capital Resources, page 46

5.	We note that your capital expenditures for 2008 will be approximately $48 to $52 million. Please describe in some detail how you plan to use the estimated amounts.

Response:  On page 48 of our 2007 Form 10-K, we disclosed that our projected capital expenditures for 2008 will be approximately $48 to $52 million, actual capital expenditures for 2007 and 2006 were $49.3 million and $62.5 million, respectively, and that our 2007 and 2006 capital expenditures were primarily related to new and replacement mine equipment. In addition, in each of our annual filings on Form 10-K and each of our quarterly filings on Form 10-Q, we provide readers with the sub-components of our property, plant, and equipment. We believe that these disclosures are adequate to inform the reader that our 2008 expenditures were at a normalized level as compared to prior years and to provide evidence of the types of capital expenditures that we historically make.  In future filings, however, we will provide additional commentary as to the nature of our planned capital expenditures.

6.	Please discuss the reasons for the significant decrease in 2007 in the amount of net cash provided by or used in operating activities.

Response:  The reason for the significant decrease in 2007 in the amount of net cash provided by operating activities was due to the increase in the net loss in 2007 of $54.0 million as compared to a net loss in 2006 of $26.2 million, as shown in the consolidated statement of cash flows. In future filings, we will expand our disclosures of the impact of the results of operations on operating cash flows to clarify the full amount of the variation in our cash flows from operations. Our Form 10-Q for the period ended June 30, 2008 discusses the primary changes in our cash flows from operating activities.

Securities and Exchange Commission
August 7, 2008

Financial Statements, Page F-1

Note 1 – Summary of Significant Accounting Policies and Other Information, page F-8

Impairment of Long-Lived Assets, page F-9

7.
We note that you have incurred net losses in each of the last three fiscal years, negative gross profit in the two most recent fiscal years, and that you began generating negative cash flows from operations in the first quarter of fiscal year 2008.  Please clarify how you have considered these trends when performing your annual calculation for potential impairment of long-lived assets.  In addition, please expand your critical accounting policy disclosures in future filings to discuss all significant estimates and assumptions that you evaluated when concluding that your long-lived assets were not impaired in any of the periods presented.  Please disclose how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  We refer you to Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In future Form 10-K filings, the Company will include in “Note 1 – Summary of Significant Accounting Policies and Other Information – Impairment of Long Lived Assets” of the Form 10-K to read as follows:

“Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.  Events that trigger a test for recoverability include material adverse changes in projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends.  The net losses that the Company has incurred in each of the last three fiscal years and the negative gross margins in the two most recent fiscal years, were considered to be a triggering event. Accordingly, the Company performed an impairment analysis during the year ended December 31, 2007 to determine whether or not the carrying amount of its long-lived assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.  The Company did not recognize any impairment charges during the periods presented.”

Additionally, the Company will expand “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates” in the Form 10-K for the fiscal year ended December 31, 2008 to include, and has included in our Form 10-Q for the fiscal quarter ended June 30, 2008 filed on August 6, 2008, the following new critical accounting policy:

Securities and Exchange Commission
August 7, 2008

“Evaluation of Goodwill and Long-Lived Assets for Impairment

Goodwill is not amortized, but is subject to periodic assessments of impairment.  Impairment testing is performed at the reporting unit level. We test goodwill for impairment annually during the fourth quarter, or when changes in circumstances indicate that the carrying value may not be recoverable.  Long-lived asset groups are tested for recoverability when changes in circumstances indicate the carrying value may not be recoverable.  Events that trigger a test for recoverability include material adverse changes in projected revenues and expenses, significant underperformance relative to historical or projected future operating results and significant negative industry or economic trends.

The estimates used to determine whether impairment has occurred to Goodwill and Long-Lived Assets is subject to a number of management assumptions.  We estimate the fair value of a reporting unit or asset group based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available.  When market prices are not available, we estimate the fair value of the reporting unit or asset group using the income approach and/or the market approach, which are subject to a number of management assumptions.  The income approach uses cash flow projections.  Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved operating budgets, expected growth rates and cost of capital.  We also make certain assumptions about future economic conditions, interest rates, and other market data.  Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of an asset group, and therefore could affect the amount of potential impairment of the asset.  The following assumptions are key to our income approach:

•
Business Projections – We make assumptions about coal production, sales price for unpriced coal, cost to mine the coal and estimated residual value of property, plant and equipment.  These assumptions are key inputs for developing our cash flow projections.  These projections are derived using our internal operating budget and are developed on a mine by mine basis.  These projections are updated annually and reviewed by the Board of Directors.  Historically, the Company’s primary variances between its projections and actual results have been with regard to assumptions for future coal production, sales prices of coal and costs to mine the coal.  These factors are based on our best knowledge at the time we prepare our budgets but can vary significantly due to regulatory issues, unforeseen mining conditions, change in commodity prices, availability and costs of labor and changes in supply and demand.  While we make our best estimates at the time we prepare our budgets it is reasonably likely that these estimates will change in future budgets, due to the changing nature of the coal environment;

Securities and Exchange Commission
August 7, 2008

•
Economic Projections – Assumptions regarding general economic conditions are included in and affect the assumptions used in our impairment tests.  These assumptions include, but are not limited to, supply and demand for coal, inflation, interest rates, and prices of raw materials (commodities); and

•	Discount Rates – When measuring a possible impairment, future cash flows are discounted at a rate that we believe represents our cost of capital.”

Note 8 – Income Taxes, page F-22

8.
We note that your income tax benefit for the year ended December 31, 2006 includes a deferred income tax benefit adjustment of $1.3 million, which should have been recorded in 2005 as it corresponds to a reduction in future state tax rates enacted in 2005.  We also note that you concluded that this adjustment, both quantitatively and qualitatively, is not material to your financial statements taken as a whole.  Please submit your analysis clarifying how you determined the income tax benefit adjustment is immaterial to each of the years affected, giving consideration to the guidance provided in SAB Topic 1:M.  Additionally, please provide us with your analysis of the adjustment’s impact on all quarterly results similarly affected.

Response:  At the time this income tax adjustment was identified by management, we considered a variety of the qualitative and quantitative factors described in SAB Topic 1:M, as discussed in more detail below. Management’s rationale was discussed with the audit committee prior to any final determination as to whether the adjustment was material to any of our consolidated financial statements. We also note that this adjustment has been fully disclosed in each Form 10-K and 10-Q that includes the periods related to the adjustment that have filed by the Company since the Form 10-Q for the period ended March 31, 2006.

A summary is provided below of the change in reported amounts had this adjustment been recorded in the year ended December 31, 2005 as opposed to the year ended December 31, 2006:

(In thousands)	YTD 05 reported	adjustment	YTD 05 adjusted amounts	YTD 06 “reported”	adjustment	YTD 06 adjusted amounts
Pre-tax loss	$(26,621)	$--	$(26,621)	$(53,320)	$--	$(53,320)
Income tax	(14,283)	1,306	(12,977)	(27,151)	(1,306)	(25,845)
Net loss	$(12,338)	$1,306	$(11,032)	$(26,169)	$(1,306)	$(24,863)

Securities and Exchange Commission
August 7, 2008

A summary is provided below of the change in reported amounts had this adjustment been recorded in the first quarter of 2005 as opposed to the first quarter of 2006:

(In thousands)	1Q05 reported	adjustment	1Q05 adjusted amounts	1Q06 “reported”	adjustment	1Q06 adjusted amounts
Pre-tax income	$378	$--	$378	$102	$--	$102
Income tax	$69	$1,306	$1,375	$1,299	$(1,306)	$(7)
Net income	$309	$1,306	$1,615	$1,401	$(1,306)	$95

Below are excerpts from a summary of the Company’s analysis and documentation with respect to the materiality of the income tax benefit adjustment, which was prepared at the time of, and supported the decision to reflect the adjustment in 2006, includes the following (we have paraphrased certain information from the original analysis – items that were not discussed in our original analysis are noted):

•
The adjustment would have been 13.1% of consolidated 2005 pre-tax income and 10.5% of net income.  We also note that the adjustment results in the majority of the net income recorded in the first quarter of 2006.   We note from SAB 99 that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important.”

•	The percentage change should not be evaluated solely against the first quarter of 2006 financial statements, due to the results being break even for that period.

•
The amount does not change our EBITDA.  The readers of the financial statements would not have deemed it significant as it is a non-cash adjustment to the income statement and it is not indicative of the Company’s operating results.  We believe that our financial statements are normally viewed by a review of the EBITDA (this is consistent with our understanding based on discussions with analysts) as well as our future contract position for future coal.  As indicated in our Form S-1 filing in 2005 (in connection with our issuance of equity and debt), EBITDA is the key metric used by the market to evaluate our performance and that, except for a limitation on capital expenditures, our financial covenants in our debt agreements are tied to EBITDA.  While not noted in our documentation at the time, we also note that the adjustment would not impact our pre-tax operating income or our operating cash flows for any of the periods impacted.

•
We do not believe the timing of recording the adjustment impacts our trends.  If it was recorded in the first quarter of 2005, that was the best quarter that we reported in 2005 and the trend going forward would not have been impacted.  Likewise, by recording it in the first quarter of 2006, the trend of our earnings is clearly up as compared to the previous few quarters (even prior to recording any adjustment).  While not noted in our documentation at the time, we also note that the adjustment would not impact our quarterly trends subsequent to the first quarter of 2006.

Securities and Exchange Commission
August 7, 2008

•
There are no covenant implications of recording the adjustment in the first quarter of 2006.  Our primary operation covenants are based on EBITDA, which excludes taxes.  There are also no regulatory implications or implications on management salaries of recording the change rates in 2005 and 2006.

•	The change is not material to our deferred tax liability (less then 3%).

Other relevant factors, while not specifically stated in our documentation at the time of the adjustment, include:

•
The adjustment does not impact our operating segments.  As noted in the consolidated footnotes, the Company does not allocate income taxes to its operating segments. The entire amount would be associated with its “Corporate” segment.

•	The adjustment does not affect the Company’s compliance with regulatory requirements.

•	The adjustment did not affect management's compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Form 10-KA for the Fiscal Year Ended December 31, 2007

Compensation Discussion and Analysis, page 3

Compensation Program Objectives, Administration and Overall Philosophy, page 3

9.
We note that the Compensation Committee bases its compensation determinations on recommendations of the Chief Executive Officer.  In future filings, please disclose whether or not the Chief Executive Officer makes recommendations regarding his own compensation.

Response:  We acknowledge your comment and, in future filings, we will specify that our Chief Executive Officer does not make recommendations regarding his own compensation.

Securities and Exchange Commission
August 7, 2008

Elements of Compensation, page 4

Bonuses, page 5

10.
We note that the primary financial target used by the company for determining the named executive officers’ bonuses is EBITDA.  Please disclose the level of EBITDA that will trigger the payment of a bonus.  To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4.  In this regard, general statements regarding the level of difficulty or ease associated with achieving corporate goal are not sufficient.  In discussing how difficult it will be for the company to achieve the target goals, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:  The Company will include in future filings expanded quantitative disclosure of the Company’s EBITDA levels that have triggered the payment of bonuses to named executive officers to the extent the actual amounts already have been made public.  However, for the following reasons, we do not believe that disclosure of these amounts for future periods is appropriate if they have not otherwise been disclosed.

We believe that EBITDA targets for future periods constitute confidential financial information, the disclosure of which would cause substantial competitive harm to the Company.  The Company believes that the EBITDA target is highly sensitive and should remain confidential because the Company’s business is highly competitive from both an operational and personnel perspective.  Disclosure of our EBITDA targets would allow our competitors to determine our key employees’ potential annual incentive opportunities.  This information would assist our competitors, particularly those having significantly more resources than we do, in recruiting our talented employees by offering a more attractive compensation package, which we believe would have a significant detrimental effect on our ability to achieve our strategic goals.  Having key employees lured away could create operating difficulties and result in a loss of customers or a diminution in the value of our customer relationships.  Specifically, our named executive officers are critical to our operations, our ability to establish and maintain our customer and supplier relationships and our ability to generate revenue and potential profits.  After a loss of a key employee, we must also consider incurring the cost of providing additional incentive awards to remaining key employees to deter their departure and to compensate them for additional responsibilities.  The Company’s ability to compete and to maximize profitability would be compromised by the disclosure of future EBITDA target information.

Securities and Exchange Commission
August 7, 2008

Furthermore, the EBITDA component used in determining bonus payments for future periods constitutes forward-looking, projected future financial information of the Company.  EBITDA is a key driver of the Company’s stock price and is intently focused on by the investment community.  Except in limited circumstances to provide guidance in relation to our credit facility covenants, the Company has generally chosen not to provide guidance that explicitly projects EBITDA or other earnings-related measures, choosing instead to provide only limited production and expenditure (mine costs and capital related expenditure) guidance.  The Company believes that, when disclosed, projections should be accompanied by appropriate warnings and qualifications, including the forward looking statements warning that appears in all Company press releases that include projections.  We do not believe that it would be in the best interest of the Company’s shareholders to include such information in the Form 10-K or other filings, because doing so would conflict with the Company’s judgment as to which operating or financial measures can be projected with any degree of accuracy.  Therefore, if EBITDA targets for bonus purposes were to be included in the Company’s Form 10-K or other filings, they might be interpreted as projections and would need to be accompanied by an explanation that they are not projections and are not given for purposes of analyzing an investment.  We believe this situation could cause confusion with both the shareholder reading the filing, as well as the investor analyzing the value of the Company’s stock.

Finally, we do not believe disclosure of future EBITDA target information is necessary or material to an understanding of the Company’s compensation policies and decisions regarding the named executive officers for the last completed fiscal year.

With respect to the EBITDA target for bonus periods beyond the most recently completed fiscal year, we will include further discussion of how difficult it will be for the Company to achieve the EBITDA target.  This discussion will include a statement that “It is our expectation when setting the target that the threshold can and will be achieved and bonuses will be paid based on achieved EBITDA.”

11.
We note that under Mr. Socha’s employment agreement, he participates in the annual bonus program, but that no specific percentage of salary target is applicable to him.  Please explain what factors are considered in determining Mr. Socha’s bonus award.

Response:  Under the current bonus plan as approved by the Compensation Committee of the Board of Directors, Mr. Socha is eligible to receive a bonus of up to 60% of his salary.  The Board uses its discretion, as provided for in the bonus plan, in determining Mr. Socha’s annual bonus award.  As indicated in our Form 10-K/A for Fiscal Year Ended December 31, 2007, the factors considered in previous years have included recognition of improved safety achievements, overall performance and prior service in the face of extraordinarily difficult regulatory, coal market and liquidity conditions experienced by the Company.  In future filings, we will state that Mr Socha is eligible to receive a bonus of up to 60% of his salary and incorporate language to clarify the factors that have been considered in determining Mr. Socha’s bonus award.

Securities and Exchange Commission
August 7, 2008

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer